

May 16, 2013

Via E-mail
Steve Conboy
Principal Executive and Financial Officer
Eco Building Products, Inc.
909 West Vista Way
Vista, California 92083

        Re: **Eco Building Products, Inc.**
                Form 10-K for the Fiscal Year Ended June 30, 2012
                Filed October 15, 2012
                Current Report on Form 8-K
                Filed July 11, 2012
                Form 10-Q for the Quarterly Period Ended September 30, 2012
                Filed November 19, 2012
                Form 10-Q/A for the Quarterly Period Ended December 31, 2012
                Filed February 27, 2013
                File No. 0-53875
                Registration Statements on Form S-8
                Filed February 3, 2012 and June 15, 2012
                Response dated April 19, 2013
                File Nos. 333-179375 and 333-182135

Dear Mr. Conboy:

      We have reviewed your response and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2012

General

1. We note your response to comments 1,3, 6, 7, 11, 14, 15, and 18 in our letter dated March 27, 2013, and we await the filing of your amended Form 10-K for the fiscal year ended June 30, 2012, and your Forms 10-Q for the quarterly periods ended September 30, 2012, and December 31, 2012.

Government Regulations, page 10

2. We note your response to comment 2 in our letter dated March 27, 2013. Pursuant to Item 101(h)(4)(ix), please amend your filing to disclose the regulations you are subject to, as discussed in your response. In addition, please refrain from focusing your disclosure on your inability to predict future government regulations.

Results of Operations for the Year end June 30, 2012 as Compared to the Year ended June 30, 2011, page 14

3. We note your response to comment 4 in our letter dated March 27, 2013. We also note your intention of filing an amended Form 10-K for the fiscal year ended June 30, 2012 to address other matters raised in the comment process. Please ensure your amended Form 10-K provides the results of operations overview similar to what you outlined in your response letter to us. In this regard, it is not evident if you intended to revise your results of operations discussion.

Liquidity and Capital Resources, page 14

4. We note your response to comment 5 in our letter dated March 27, 2013. Please explain to us what you mean by "proceed[ing] in a way to return the SBLC [standby letter of credit] to the original assignor." In addition, we note that the letter of credit expires on December 4, 2016 and is still available for use. As a result, as previously requested, please discuss any conditions or limitations related to the stand by letter of credit. Please refer to Section IV of the SEC Release No. 33-8350.

Consolidated Statement of Changes in Stockholders' Equity (Deficit), page 22

5. We note your response to comment 8 in our letter dated March 27, 2013 that you are adjusting stock based compensation to reflect the fair value of the stock based on the board approval date and that the number of shares outstanding and additional paid in capital will be affected by your adjustment. In this regard, we also note your responses to comments 9 and 17 indicating you will calculate the fair value of 25% of the shares to determine compensation as 56.1 million shares were mistakenly issued to employees and officers. Given that 74.8 million shares were outstanding as of June 30, 2012, please tell

us how you intend to account for the 56.1 million shares to be retired and the accounting literature supporting your accounting treatment. Further, please clarify if the grant date was the board approval date or the stock issuance date.

Note 1. Organization and Basis of Presentation, page 26

Going Concern, page 26

6. We note your response to comment 10 in our letter dated March 27, 2013 and re-issue our comment. Please ensure your amended Form 10-K for the fiscal year ended June 30, 2012 provides a reasonably detailed discussion addressing your ability or inability to generate sufficient cash to support your operations for the next twelve months and the minimum amount necessary to remove the threat to continuation in business as a going concern. See FRC 607.02.

7. Letter of Credit, page 38

7. We note your response to comment 13 in our letter dated March 27, 2013 and re-issue our comment. Please tell us if the standby letter of credit was conditioned upon MRL surrendering all rights and interests in the Company. It appears MRL did not surrender all rights and interests in the Company, and therefore it is not evident how you reasonably concluded the standby letter was in effect at the time of your Form 10-K filing. Please advise us further in detail, or revise your disclosure in your amended Form 10-K.

Controls and Procedures, page 51

8. We note your response to comment 16 in our letter dated March 27, 2013 and re-issue our comment. We note your disclosure controls and procedures were not effective as well as the material weakness you disclosed. Please note that two separate conclusions are required in a Form 10-K filing.   Please amend your filing to provide a separate conclusion with regard to your internal control over financial reporting. Refer to Item 308 of Regulations S-K.

Executive Compensation, page 53

9. We note your response to comment 17 in our letter dated March 27, 2013.

- Your response indicates that you issued 62 million shares to officers and 14.8 shares to employees, totaling 76.8 million shares however the total amount you report in the notes to your financial statements is 74.8 million. Please revise your disclosures to clarify the total amount of shares issued and revise your summary compensation table and other disclosures accordingly.

- Please revise your disclosures to further discuss the vesting or distribution plan related to the shares approved for issuance by the Board. In this regard, we note that your response indicates that only 25% of the shares should have been issued during the first year.

- Please tell us if any of the shares issued to your officers and employees in excess of the 25% approved by your Board, have been subsequently sold.

Signatures

10. We note your response to comment 19 in our letter dated March 27, 2013. Pursuant to General Instruction D(2)(a) of Form 10-K, please include the signature of the person who is serving in the role of principal accounting officer.

Form 10-Q for the Quarterly Period Ended September 30, 2012

5. Notes Payable, page 12

11. We note your response to comment 22 in our letter dated March 27, 2013. It is unclear from your response if you initially performed the appropriate accounting analysis that led to your conclusion the instruments embedded in the convertible promissory notes should be classified as liabilities. Please tell us and disclose in your amended Form 10-Q for the quarter period ended September 30, 2012, if your revisions are corrections of accounting errors. If so, please label your financial statements restated and ensure your disclosures comply with the disclosure requirements beginning at ASC 250-10-50-7 for correction of errors.

Form 10-Q/A for the Quarterly Period Ended December 31, 2012

6. Notes Payable, page 7

12. We note your response to comment 23 in our letter dated March 27, 2013 and re-issue our comment. We note with regard to several issuances of your convertible notes you disclose the beneficial conversion feature is immaterial and you decided not to record the beneficial conversion feature on your financial statements for the six months ended December 31, 2012. Please tell us the amount you decided not to record for each applicable financing. In addition, please tell us what consideration was given to SAB Topic 1:M(2). In this regard, immateriality should not be used as a reason to depart from GAAP and not record the beneficial conversion feature.

13. Further, it is unclear from your response if you initially performed the appropriate accounting analysis that led to your conclusion the instruments embedded in the convertible promissory notes should be classified as liabilities. Please tell us and disclose in your amended Form 10-Q for the quarter period ended December 31, 2012, if your

revisions are corrections of accounting errors. If so, please label your financial statements restated and ensure your revised disclosures comply with the disclosure requirements beginning at ASC 250-10-50-7.

Current Report on Form 8-K Filed July 11, 2012

14. We note you provided the unredacted letter of credit in response to comment 20 in our letter dated March 27, 2013. As previously requested, please promptly amend the current report to file the complete, unredacted version of Exhibit 10.2.

Registration Statement on Form S-8 Filed June 15, 2012 (Reg. No. 333-182135) and
Registration Statement on Form S-8 Filed February 3, 2012 (Reg. No. 333-179375)

15. We note your response to comment 21 in our letter dated March 27, 2013.

- Please tell us if more than one 2012 Employee and Consultant Stock Plan has been approved by your Board. In this regard, we note that Exhibit 4.2 filed on February 3, 2012 and Exhibit 4.2 filed on June 15, 2012 appear to reference the same 2012 Employee and Consultant Stock Plan, but were adopted by a majority vote on different dates. We also note, that your annual report on Form 10-K for the fiscal year ended June 30, 2012 only references the approval of one employee and consultant stock plan, which was adopted on June 14, 2012. Please advise and revise your 10-K disclosures accordingly. In your response, and in future filings, to the extent there are two plans with the same name, when you refer to each plan please use the date the plan was adopted so that it is clear to which plan you are referring.

- Your response appears to indicate that approximately 14 million shares were sold. However, your disclosure on page 12 of your annual report for the fiscal year ended June 30, 2012, suggests that only up to 3 million shares may have been issued in transactions covered by the registration statement. Please discuss the discrepancies in the number of shares sold and revise your 10-K disclosures accordingly.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez-Molina, Attorney-Advisor, at (202) 551-3792 or Dietrich King, Legal Branch Chief, at (202) 551-3338 if you have questions regarding any other comments. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief